SHEARMAN & STERLING
Avocats au Barreau de Paris

114, AVENUE DES CHAMPS-ELYSI
75008 PARIS
33 01 53 89 70 00

TOQUE J006
FAX (33) 01 53 89 70 70

ABU DHABI
BEIJING
BRUSSELS
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IS
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SAN FRANCISCO
SINGAPORE
TOKYO
TORONTO
WASHINGTON, D. C.

02049913

RECD S.E.C.
SEP 6 - 2002
1086

September 5, 2002

BY HAND DELIVERY

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

Air France
Information Pursuant to Rule 12g3-2(b)
File No. 82-5050

Dear Sir or Madam,

On behalf of Air France and pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed a press release dated September 4, 2002 announcing first quarter results for 2002-2003.

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (+33-1-53-89-70-00) should you have any questions.

PROCESSED
SEP 20 2002
THOMSON FINANCIAL

Very truly yours,

Manuel A. Orillac

cc: Jean-Marc Bardy, Dominique Barbarin
Air France

PADOCS01/215243.10

Information

Results

Roissy, 4 September 2002

FISCAL 2002-03

FIRST QUARTER (APRIL-JUNE 2002)

- **Activity holds up well despite economic downturn**
- **Operating profit of 165 million euros**
- **Group net profit of 159 million euros**

Consolidated results for first quarter

Although not as good as last year's excellent performance, Air France succeeded in posting some very positive results despite a particularly difficult context.

Million euros	1st Quarter ending 30 June 2002	1st Quarter ending 30 June 2001	Change
Turnover	3,315	3,374	-1.7%
EBITDAR	539	557	-3.2%
Operating income before aircraft disposals	152	195	-22.1%
Operating income	165	253	-34.8%
Financial result	(4)	(60)	ns
Group net income	159	195	-18.5%

Activity

- **Passenger activity**

Over the first quarter, capacity measured in available seat-km (ASK) was cut by 1.8% and traffic expressed in revenue passenger-km (RPK) dropped 4.2%. The load factor lost 1.9 points, but remained at a high level (77.1%). The resilience of traffic, mainly due to the growth of connecting traffic, enabled Air France to gain new market share, and to become the number one European carrier in the AEA during this quarter, with 17.5% of market share.

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
web site: www.airfrance-finance.com

Unit revenue per available seat-km was 0.3% higher than the same year-earlier period, whereas yield per revenue passenger-km significantly improved, up 2.8% or 2.2% after adjusting for a negative currency effect and a positive network mix effect.

- **Cargo activity**

Cargo activity experienced a more favourable situation, mainly due to the slight economic recovery in Asia. Over this quarter, traffic measured in revenue tonne-km grew 4.7% for a 3.3% increase in capacity. As a result, the load factor gained 0.8 points to reach 64.6%.

Unit revenue per ATK rose 1.7% or 3.5% excluding the currency effect.

Results

Consolidated turnover stood at 3,315 billion euros, representing a slight drop of 1.7%. One percent of this drop is attributable to the replacement of capacity sales on transatlantic routes operated on a code-share basis with Delta by a commission-based system ("free flow"). This factor, which had a negative effect on revenues, is offset by the drop in chartering costs. The fall in the dollar and the yen against the euro led to a 0.4% drop in turnover. Regional subsidiaries (Brit Air, City Jet and Régional) contributed 215.2 million euros (up 12.4%) to turnover.

Operating expenses stood at 3.16 billion euros, down 0.5%. This reduction was mainly the result of the following items:

- Fuel costs dropped by 9.9% due to a 2.5% reduction in consumption, a 7.2% decrease in fuel prices and a 1.1% drop in the dollar exchange rate.
- Selling costs fell 1.3% due to the slight drop in turnover. Handling costs were also down 3.1% and catering costs declined 7.7%.
- Chartering costs dropped substantially by 46.4%, mainly due to the suspension of seat block purchases on Delta (changeover to the "free flow" system) and the discontinuation of one-off chartering operations after the events of September 11.

On the other hand, the following items increased:

- Airport and navigation fees rose 7.6% due to the substantial increases implemented by airports and air traffic control bodies.
- Operating leases grew 18.3% to 142 million euros due to greater recourse to this form of financing after the attacks of September 11, 2001.
- Insurance expenses rose from 11 to 37 million euros following the increase in premiums for war risks.
- Payroll expenses went up 6.6% to 995 million euros. This increase mainly resulted from a 1.9% growth in staff numbers, a calendar effect impacting the provision for paid holiday (1.2 points of the rise in payroll expenses) and the re-assessment of pilots' salaries after a 3-year freeze in accordance with the recent agreement.

Unit costs per EASK rose 1.9%, 1.8% of which was attributable to extra insurance costs and higher airport and navigation fees. If we factor out this increase, and with a constant fuel price and currency effect, the rise in unit costs also stood at 1.9%.

EBITDAR came to 539 million euros compared with 557 million last year, corresponding to a moderate drop of 3.2%. The EBITDAR margin stood at 16.3%, a comparable performance to last year (16.5%).

Operating income before aircraft disposals came to 152 million euros (down 22.1%). Air France earned 13 million euros in proceeds from aircraft sales (compared with 58 million last year). After aircraft disposals, operating income stood at 165 million euros, down 34.8% from the 1st quarter 2001-02.

Operating income can be broken down as follows:

- Passenger activity generated an operating profit of 105 million euros (including close to 7 million euros from the regional subsidiaries) against 162 million in the 1st quarter 2001-02.
- Cargo activity posted an operating profit of 2 million euros compared with a loss of 5 million in 2001.
- Maintenance reported an operating profit of 36 million euros against 39 million on 30 June 2001.
- The balance, i.e. 22 million euros, covers proceeds from aircraft sales and income from other Group activities.

The financial result was slightly negative (-4 million euros against -60 million euros last year) due to the Company's continued healthy financial situation and currency gains. Excluding currency gains, net financial charges came to 31 million euros (30 million in 1st quarter 2001-02).

During the 1st quarter, Air France posted an exceptional restructuring expense of 12 million euros, primarily to prepare for the transfer of its Nouméa station to Air Calédonie International.

Overall, consolidated net profit stood at 159 million euros compared with 195 million euros in the year-earlier period (down 18.5%).

Financial situation

The Group's gearing stood at 0.69 on 30 June 2002, an improvement on the figure at 31 March 2002 (0.73). The net debt remained stable at 2.87 billion euros for an equity of 4.14 billion euros.

Operating cash flow was much the same as last year (350 million euros compared with 359 million). It enabled the financing of net investments over the quarter (355 million euros) with no increase in debt.

At 30 June 2002, the cash situation stood at 1.1 billion euros. The syndicated credit line of 1 billion euros is fully available after reimbursement of the 300 million euros drawn in November 2001.

Outlook

Concerning passenger activity, after a 2.8% drop in July compared with a fall of 4.2% in the first quarter, traffic returned to its previous year's level in August.

Regarding labour relations, talks with cockpit crews have been under way for several months to tie up the previous long-term agreement and sign a new one for the next few years. It has not been possible to reach an agreement on an acceptable economic basis. The General Management has notified the pilot unions of its proposals, and has indicated that it is ready to resume talks at any moment.
The pilots' unions have called a four-day strike from Friday 6 to Monday 9 September included.

Calendar

5 September 2001: web conference at 3 pm.
Address of web site: **http://62.23.9.82/airfrance/Q1** (password: AFRQ1)
Number for conference call: 00 44 208 781 0563 (password: Air France)

Contact: Dominique Barbarin (33) 1 41 56 88 60 - dobarbarin@airfrance.fr
web site: www.airfrance-finance.com

FINANCIAL STATEMENTS

1st quarter 2002-03

Consolidated income statement

In EUR millions

First quarter ended June 30,	Notes	2002	2001	Year ended 03.31.2002
Operating revenues	2	**3 315**	**3 374**	**12 528**
External expenses	3	(1 876)	(1 958)	(7 466)
Salaries and related costs	4	(995)	(933)	(3 738)
Taxes other than income tax		(47)	(46)	(163)
Gross operating result		**397**	**437**	**1 161**
Charge to depreciation/amortization, net	5	(239)	(224)	(972)
Charge to operating provisions, net	5	(6)	(24)	(39)
Gain on disposal of flight equipment, net		13	58	78
Other income and charges, net		-	6	7
Operating income		**165**	**253**	**235**
Restructuring costs		(12)	-	(11)
Net financial charges	6	(4)	(60)	(112)
Gains on disposals of subsidiaries and affiliates, net		4	-	24
Pre-tax income (loss)		**153**	**193**	**136**
Income tax		(2)	(4)	5
Share in net income of equity affiliates		13	14	31
Amortization of goodwill		(4)	(3)	(16)
Income (loss) before minority interests		**160**	**200**	**156**
Minority interests		(1)	(5)	(3)
NET INCOME (LOSS)		**159**	**195**	**153**
Earnings (loss) per issued share		0,72	0,89	0,69
Earnings (loss) per share				
- basic		0,73	0,90	0,70
Foreign exchange gain (loss), net		0,73	0,90	0,70

Consolidated balance sheet

In EUR millions

ASSETS at	**06.30.2002**	**03.31.2002**	**03.31.2001**
Consolidation goodwill	121	125	133
Intangible fixed assets	184	190	206
Flight equipment	7 557	7 446	7 269
Other property and equipment	847	847	757
Investments in equity affiliates	311	303	276
Other investments	236	237	267
Total	**9 256**	**9 148**	**8 908**
Inventory	297	266	227
Trade receivable	1 456	1 495	1 549
Income tax receivable	80	80	66
Other accounts receivable	648	712	549
Marketable securities	1 177	1 408	942
Cash	280	255	216
Total current assets	**3 938**	**4 216**	**3 549**
Total assets	**13 194**	**13 364**	**12 457**

Consolidated balance sheet (continued)

In EUR millions

LIABILITIES AND STOKHOLDERS' EQUITY at	06.30.2002	03.31.2002	03.31.2001
Common stock	1 868	1 868	1 868
Additional paid-in capital	261	261	261
Retained earnings (accumulated deficit)	1 972	1 813	1 723
Cumulative translation adjustment	11	19	22
Stockholders' equity	**4 112**	**3 961**	**3 874**
Minority interests	28	29	25
Stockholders' equity and minority interests	**4 140**	**3 990**	**3 899**
Provisions for liabilities and charges	949	937	994
Short and long-term debt and capital leases	4 355	4 616	4 073
Trade payables	1 377	1 525	1 557
Income tax liability	23	22	19
Advance ticket sales	1 152	1 024	872
Other payables	1 198	1 250	1 043
Total liabilities	**9 054**	**9 374**	**8 558**
Total liabilities and stockholders' equity	**13 194**	**13 364**	**12 457**

Statement of movements in stockholders' equity

In EUR millions

Before allocation of income	Number of shares comprising common stock	Common stock	Add'l paid-in capital	Réserves	Translation differences	Stockholders' equity	Minority interests	Stockholders' equity and minority interests
March 31, 2000	219 780 887	1 809	262	1 395	19	3 485	22	3 507
Translation of common stock into euro		59		(59)		-		-
Dividends paid				(34)		(34)		(34)
Offset of stock issue costs			(1)			(1)		(1)
Translation differences					3	3	-	3
Current year net income (loss)				421		421	4	425
Changes in scope of consolidation						-	(1)	(1)
March 31, 2001	219 780 887	1 868	261	1 723	22	3 874	25	3 899
Dividends paid				(61)		(61)	(5)	(66)
Offset of merger costs				(2)		(2)		(2)
Translation differences					(3)	(3)	-	(3)
Current year net income (loss)				153		153	3	156
Changes in scope of consolidation						-	6	6
March 31, 2002	219 780 887	1 868	261	1 813	19	3 961	29	3 990
Dividends paid						-		-
Translation differences					(8)	(8)	(2)	(10)
Net income (loss) for the period				159		159	1	160
Changes in scope of consolidation						-		-
June 30, 2002	219 780 887	1 868	261	1 972	11	4 112	28	4 140
Proposed dividends				28		28		

Consolidated statement of cash flows

In EUR millions

First quarter ended June 30,	2002	2001	Year ended 03.31.2002
Cash flows from operating activities	**350**	**359**	**1 017**
Gross operating result	397	437	1 161
Other income (expenses) received (paid)	(3)	(10)	(62)
Foreign exchange gains (losses)	(7)	(15)	(5)
Operating cash flows	**387**	**412**	**1 094**
Changes in working capital	18	18	97
Restructuring expenditure	(2)	(4)	(15)
Interest paid	(72)	(78)	(213)
Interest received	20	13	61
Income tax paid (received)	(1)	(2)	(7)
Cash flows from investing activities	**(355)**	**(267)**	**(955)**
Acquisitions of subsidiaries	(11)	(3)	(27)
Purchase of tangible and intangible fixed assets	(438)	(437)	(1 448)
Disposals of subsidiaries	8	-	59
Proceeds on disposal of tangible and intangible assets	85	172	454
Dividends received	1	1	7
Cash flows from financing activities	**(197)**	**(336)**	**675**
Issuance of common stock	-	-	1
New debts	190	103	884
Repayments of debts	(350)	(43)	(168)
Repayments of capital lease obligations	(82)	(53)	(157)
Net decrease (increase) in loans	(15)	-	(20)
Net decrease (increase) in short-term investments	60	(343)	201
Dividends paid	-	-	(66)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	**(202)**	**(244)**	**737**
Opening cash and cash equivalents	**1 047**	**310**	**310**
Closing cash and cash equivalents	**845**	**66**	**1 047**

NOTES TO THE FINANCIAL STATEMENTS

1. CHANGES IN THE SCOPE OF CONSOLIDATION

As of June 30, 2002, The Group comprised 55 companies, of which 39 are fully consolidated, the remaining 16 companies are equity affiliates. The list of companies within the scope of consolidation is shown in note 7.

2. INFORMATION BY ACTIVITY AND GEOGRAPHICAL AREA

2.1 - Information by sector of activity

In EUR millions

First quarter ended June 30,	2002		2001	
	Operating revenues	Operating income	Operating revenues	Operating income
Passenger	2 756	105	2 820	162
Cargo	376	2	370	(5)
Maintenance	149	36	145	39
Others	34	22	39	57
Total	**3 315**	**165**	**3 374**	**253**

2.2 - Analysis of operating revenues by geographical area of sale

In EUR millions

First quarter ended June 30, 2002	Metropolitan France		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Scheduled passenger	1 192	(46,7%)	76	(3,0%)	524	(20,5%)	153	(6,0%)	409	(16,0%)	200	(7,8%)	2 554
Other passenger revenues	113	(55,9%)	6	(3,0%)	47	(23,3%)	9	(4,5%)	16	(7,9%)	11	(5,4%)	202
Total passenger	**1 305**	(47,3%)	**82**	(3,0%)	**571**	(20,7%)	**162**	(5,9%)	**425**	(15,4%)	**211**	(7,7%)	**2 756**
Cargo	90	(27,0%)	15	(4,5%)	82	(24,5%)	25	(7,5%)	36	(10,8%)	85	(25,6%)	333
Other cargo revenues	13	(30,2%)	2	(4,7%)	11	(25,6%)	3	(7,0%)	9	(20,9%)	5	(11,6%)	43
Total cargo	***103***	*(27,4%)*	***17***	*(4,5%)*	***93***	*(24,7%)*	***28***	*(7,4%)*	***45***	*(12,0%)*	***90***	*(24,0%)*	***376***
Maintenance	149	(100,0%)	-		-		-		-		-		149
Others	28	(82,4%)	6	(17,6%)	-		-		-		-		34
Total	**1 585**	(47,8%)	**105**	(3,2%)	**664**	(20,0%)	**190**	(5,7%)	**470**	(14,2%)	**301**	(9,1%)	**3 315**

In EUR millions

Fisrt quarter ended June 30, 2001	Metropolitan France		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Scheduled passenger	1 241	(48,3%)	73	(2,8%)	499	(19,4%)	130	(5,1%)	420	(16,3%)	206	(8,0%)	2 569
Other passenger revenues	219	(87,3%)	1	(0,4%)	14	(5,6%)	3	(1,2%)	10	(4,0%)	4	(1,6%)	251
Total passenger	**1 460**	(51,8%)	**74**	(2,6%)	**513**	(18,2%)	**133**	(4,7%)	**430**	(15,2%)	**210**	(7,4%)	**2 820**
Cargo	*84*	*(26,5%)*	*10*	*(3,2%)*	*79*	*(24,9%)*	*21*	*(6,6%)*	*51*	*(16,1%)*	*72*	*(22,7%)*	317
Other cargo revenues	41	(77,4%)	1	(1,9%)	3	(5,7%)	1	(1,9%)	5	(9,4%)	2	(3,8%)	53
Total cargo	**125**	(33,8%)	**11**	(3,0%)	**82**	(22,2%)	**22**	(5,9%)	**56**	(15,1%)	**74**	(20,0%)	**370**
Maintenance	145	(100,0%)	-		-		-		-		-		145
Others	32	(82,1%)	7	(17,9%)	-		-		-		-		39
Total	**1 762**	(52,2%)	**92**	(2,7%)	**595**	(17,6%)	**155**	(4,6%)	**486**	(14,4%)	**284**	(8,4%)	**3 374**

2.3 - Analysis of traffic revenues by geographical area of destination

In EUR millions

First quarter ended June 30, 2002	Metropolitan France		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Scheduled passenger	511	(20,1%)	202	(7,9%)	713	(27,9%)	272	(10,6%)	557	(21,8%)	299	(11,7%)	2 554
Cargo	6	(1,8%)	39	(11,7%)	23	(6,9%)	40	(12,0%)	104	(31,2%)	121	(36,4%)	333
Total	517	(17,9%)	241	(8,3%)	736	(25,6%)	312	(10,8%)	661	(22,9%)	420	(14,5%)	2 887

In EUR millions

First quarter ended June 30, 2001	Metropolitan France		Caribbean French Guiana Indian Ocean		Europe North Africa		Africa Middle East		Americas Polynesia		Asia New Caledonia		Total
Scheduled passenger	579	(22,6%)	209	(8,1%)	712	(27,7%)	223	(8,7%)	560	(21,8%)	286	(11,1%)	2 569
Cargo	7	(2,2%)	36	(11,4%)	19	(6,0%)	30	(9,5%)	116	(36,6%)	109	(34,4%)	317
Total	586	(20,3%)	245	(8,5%)	731	(25,3%)	253	(8,8%)	676	(23,4%)	395	(13,7%)	2 886

3. EXTERNAL EXPENSES

In EUR millions

First quarter ended June 30,	2002	2001	Variation
Aircraft fuel	353	392	-9,9%
Chartering costs	103	192	-46,4%
Aircraft operating lease costs	142	120	18,3%
Landing fees and en route charges	242	225	7,6%
Catering	84	91	-7,7%
Handling charges and other operating costs	187	193	-3,1%
Aircraft maintenance costs	166	156	6,4%
Commercial and distribution costs	305	309	-1,3%
Other external expenses	294	280	5,0%
Total	**1 876**	**1 958**	**-4,2%**

External expenses decreased by 4.2% to 1,876 million euros.

This reduction was mainly the result of the following items:

- Fuel costs dropped by 9.9% due to a 2.5% reduction in consumption, a 7.2% decrease in fuel prices and a 1.1% drop in the dollar exchange rate.
- Selling costs fell 1.3% due to the slight drop in turnover. Handling costs were also down 3.1% and catering costs declined 7.7%.
- Chartering costs dropped substantially by 46.4%, mainly due to the suspension of seat block purchases on Delta (changeover to the "free flow" system) and the discontinuation of one-off chartering operations after the events of September 11.

On the other hand, the following items increased:

- Airport and navigation fees rose 7.6% due to the substantial increases implemented last spring by airports and air traffic control bodies.
- Operating leases grew 18.3% to 142 million euros due to greater recourse to this form of financing after the attacks of September 11, 2001.

4. SALARIES AND NUMBER OF EMPLOYEES

4.1 - Salaries and related costs

In EUR millions

First quarter ended June 30,	2002	2001	Variation
By cost category			
Wages and salaries	732	688	6,4%
Pension contributions	65	60	8,3%
Social security contributions	198	185	7,0%
Total	**995**	**933**	**6,6%**
By geographical area			
France	925	867	6,7%
Overseas territories	4	7	-42,9%
Abroad	66	59	11,9%
Total	**995**	**933**	**6,6%**

The 6.6% increase in salaries and related costs mainly results from the following developments:

- A slight increase of 1.2% in the total number of staff (on a constant Group basis), in line with the policy implemented after September 11th, the number of staff gradually returned to their previous level.
- A change in the Group's scope of consolidation which represents 0.5 points of the total increase. (This involves the integration of subsidiaries which up to now had not been fully consolidated due to their size, or were accounted for under the equity method, and had therefore not been included in the staff count).
- A calendar effect impacted the provision for paid holiday (this accounted for 1.2 points of the total increase).
- The re-assessment of pilots' salaries after a 3-year freeze, according to the recent agreement (equivalent of 0.9 points of the total increase in personnel expenses).

4.2 - Average number of employees

First quarter ended June 30,	2002	2001	Variation
Total	**70 748**	**69 431**	**1,9%** (1)
Fligth deck crew	4 874	4 787	1,8%
Cabin crew	12 907	12 601	2,4%
- of which employed in France	*12 584*	*12 335*	*2,0%*
- of which employed in Oversea territories and abroad	*323*	*266*	*21,4%*
Groundstaff	52 967	52 043	1,8%
- of which employed in France	*46 592*	*46 036*	*1,2%*
- of which employed in Oversea territories and abroad	*6 375*	*6 007*	*6,1%*
Management	8 817	8 416	4,8%
Supervisors	19 940	18 970	5,1%
Other staff	24 210	24 657	-1,8%
Pilots and cabin crew	16 806	16 538	1,6%
Instructors	664	537	23,6%
Management	311	313	-0,6%

(1) On a constant group basis, the average number of employees increased by 1.2%. After the integration of subsidiaries which up to now had not been fully consolidated due to their size, or were accounted for under the equity method, and had therefore not been included in the staff count, the increase amounts to 1.9%.

5. DEPRECIATION AND AMORTIZATION

In EUR millions

First quarter ended June 30,	2002	2001	Variation
Net charge to depreciation/amortization	*239*	*224*	*6,7%*
- Intangible fixed assets	9	9	0,0%
- Flight equipment	195	183	6,6%
- Other property, plant and equipment	35	32	9,4%
Net charge to operating provisions	*6*	*24*	*-75,0%*
- Fixed assets	-	-	
- Inventories	3	-	
- Trade receivable	-	6	
- Liabilities and charges	3	18	
Total	**245**	**248**	**-1,2%**

6. NET FINANCIAL CHARGES

In EUR millions

First quarter ended June 30,	2002	2001	Variation
Financial expenses	***(44)***	***(48)***	***-8,3%***
- Loan interest	(28)	(31)	-9,7%
- Lease interest	(22)	(23)	-4,3%
- Capitalized interest	7	8	-12,5%
- Other financial expenses	(1)	(2)	-50,0%
Financial income	***13***	***18***	***-27,8%***
- Interest on securities	6	8	-25,0%
- Net gains on securities	2	2	0,0%
- Other financial income	5	8	-37,5%
Net charges	**(31)**	**(30)**	**3,3%**
Foreign exchange losses, net	*30*	*(29)*	
Net (charge) release to provisions	*(3)*	*(1)*	
Total	**(4)**	**(60)**	**-93,3%**

7. SCOPE OF CONSOLIDATION

	Address	Siren	Stock	% Holdin	% control	Method	Year end
AIR FRANCE SERVISAIR LTD	Room 229 - Terminal 2 Office Block London Heathrow Airport - Hounslow MDDX TW6 1RR - GREAT BRITAIN	Foreign	7 000 000 gbp	51	51	Fully consolidated	Dec-31
AMADEUS FRANCE	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	348 702 457	1 600 €	74	66	Fully consolidated	Mar-31
AMADEUS FRANCE SERVICES	2-8 avenue du Bas Meudon 92445 Issy les Moulineaux	356 305 326	2 880 016 €	42	57	Fully consolidated	Mar-31
AMADEUS GLOBAL TRAVEL DISTRIBUTION	Salvador de Madariaga 1 28046 Madrid - SPAIN	Foreign	27 898 000 €	23	36	Equity method	Dec-31
CRMA	ZA de la Clef de Saint-Pierre BP 10F 78996 Elancourt	312 139 215	1 300 000 €	100	100	Fully consolidated	Mar-31
GIE ITAB 320	45, rue de Paris 95747 Roissy CDG Cedex	347 907 636	-	100	100	Fully consolidated	Mar-31
HEATHROW CARGO HANDLING	Building 558-Shoreham road West Heathrow Airport - Hounslow MDDX TW6 3RN - GREAT BRITAIN	Foreign	800 000 gbp	50	50	Equity method	Dec-31
SODEXI	14 rue des Voyelles - BP 10301 Bat. AFE 3512 - Zone Fret 4 95703 Roissy CDG Cedex	347 960 825	2 286 735 €	60	60	Fully consolidated	Mar-31
AIR FRANCE FINANCE sub group							
AIR FRANCE FINANCE	45, rue de Paris 95747 Roissy CDG Cedex	341 178 697	153 272 000 €	100	100	Fully consolidated	Mar-31
AIR AUSTRAL	BP 611 97473 Saint Denis de la Réunion	323 650 945	1 674 000 €	36	36	Equity method	Mar-31
AIR FRANCE FINANCE IRELAND	69/71 st Stephen's Green Dublin 2 IRELAND	Foreign	3 502 508 usd	100	100	Fully consolidated	Dec-31
AIR FRANCE PARTNAIRS LEASING NV	130 Schottegatweg Oost Curaçao- DUTCH WEST INDIES	Foreign	60 209 180 usd	45	45	Equity method	Dec-31
BRIT AIR	Aéroport BP 156 29204 Morlaix	927 350 363	23 483 376 €	100	100	Fully consolidated	Mar-31
CITY JET	The Atrium - Terminal Building Dublin Airport - IRELAND	Foreign	5 079 968 €	100	100	Fully consolidated	Mar-31
FREQUENCE PLUS SERVICES	51/59 avenue Ledru Rollin 94 200 Ivry sur Seine	347 944 259	2 288 000 €	100	100	Fully consolidated	Mar-31
ICARE	Aéroport BP 156 29204 Morlaix	380 582 346	1 035 488 €	100	100	Fully consolidated	Mar-31
PROTEUS DEVELOPPEMENT	Aéroport de Dijon Bourgogne 21600 Longvic	399 132 554	5 559 063 €	100	100	Fully consolidated	Mar-31
PROTEUS FINANCE	Zone industrielle La Plaine - BP 134 42163 Andrezieux	428 865 141	40 000 €	100	100	Fully consolidated	Mar-31
REGIONAL COMPAGNIE AERIENNE EUROPEENNE	Aéroport de Nantes Atlantique 44340 Bouguenais	335 351 920	18 400 639 €	100	100	Fully consolidated	Mar-31
SOCIETE D'EXPLOITATION AERONAUTIQUE	45,rue de Paris 95747 Roissy CDG Cedex	379 316 276	38 112 €	100	100	Fully consolidated	Mar-31
SERVAIR sub group							
SERVAIR (Cie d'exploitation des services auxiliaires aériens)	4 place de Londres Roissypole 95726 Roissy CDG Cedex	722 000 395	52 386 208 €	88	88	Fully consolidated	Dec-31
ACNA	Bât. 3416 Modules 100 et 200 BP 10605 95724 Roissy CDG Cedex	382 587 558	250 000 €	88	100	Fully consolidated	Dec-31
ACSAIR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	437 568 702	1 500 000 €	45	51	Fully consolidated	Dec-31
AEROSUR	Le Ronsard - Paris Nord 2 22 avenue des Nations - BP 50379 Villepinte - 95942 Roissy CDG Cedex	432 219 940	40 000 €	88	100	Fully consolidated	Dec-31

SCOPE OF CONSOLIDATION (continued)

	Address	Siren	Stock	% Holdin	% Control	Method	Year end
AFRIQUE CATERING	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	403 236 714	150 000 €	45	51	Fully consolidated	Dec-31
AIR CHEF	Via Venezia Guilia 5/a Milano ITALY	Foreign	1 000 000 €	28	32	Equity method	Dec-31
ALPHA AIRPORTS GROUP PLC	Europa House - 804 Bath road Cranford Middlesex TW5 9US GREAT BRITAIN	Foreign	17 068 000 gbp	24	27	Equity method	Jan-31
BRUNEAU PEGORIER	15 rue de la Grande Borne 77 990 Le Mesnil Amelot	572 129 377	1 365 500 €	88	100	Fully consolidated	Dec-31
CARBAG	12 chemin des glirettes 95000 Le Thillay	382 587 558	10 000 €	88	100	Fully consolidated	Dec-31
CENTRE DE PRODUCTION ALIMENTAIRE	16 rue de la Grande Borne 77990 Le Mesnil Amelot	380 885 129	1 500 000 €	88	100	Fully consolidated	Dec-31
CULINAIR PARIS	8 rue des acacias 77230 Villeneuve sous Dammartin	430 048 959	914 760 €	49	56	Fully consolidated	Dec-31
DAKAR CATERING	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	215 000 000 cfa	42	48	Equity method	Dec-31
EUROPEAN CATERING SERVICES	The Corporation Trust Company 1209 Orange Street Wilmington DE 19801 USA	Foreign	440 000 usd	88	100	Fully consolidated	Dec-31
FLYING FOOD CATERING	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	920 000 usd	43	49	Equity method	Dec-31
FLYING FOOD MIAMI	1650 N.W - 70 th Avenue Miami, Florida 33299 USA	Foreign	6 000 000 usd	43	49	Equity method	Dec-31
FLYING FOOD SAN FRANCISCO	810 Malcom Road Burlingame California 94010 USA	Foreign	3 000 000 usd	39	44	Equity method	Dec-31
FLYING FOOD SERVICES	1209 Orange Street - City of Wilmington 400 - State of Delaware USA	Foreign	450 000 usd	43	49	Equity method	Dec-31
JET CHEF	Zone d'aviation d'affaires 93350 Aéroport du Bourget	382 587 541	380 000 €	88	100	Fully consolidated	Dec-31
LOME CATERING SA	Aéroport de Lomé BP 3688 TOGO	Foreign	100 000 000 cfa	16	35	Equity method	Dec-31
MACAU CATERING SERVICES	Catering Building Macau International Airport Pac On Taipa - MACAU	Foreign	16 000 000 mop	15	34	Equity method	Dec-31
ORLY AIR TRAITEUR	1 rue du Pont des Pierres 91320 Wissous	384 030 680	700 000 €	89	100	Fully consolidated	Dec-31
PASSERELLE	Route du Midi Bât. 3441 - BP 10605 95724 Roissy CDG Cedex	433 032 828	7 500 €	88	100	Fully consolidated	Dec-31
PMAIR	Bât. 3416 - Route du Midi 93290 Tremblay	437 927 882	8 000 €	45	51	Fully consolidated	Dec-31
SEREP	PO Box 8431 Aéroport de Dakar Yoff Dakar - SENEGAL	Foreign	30 600 000 cfa	29	33	Equity method	Dec-31
SERVAIR EUREST	Avenida 11 de Septiembre Poligono Mas Blau 08820 El Prat de Llobregat Barcelona - SPAIN	Foreign	118 266 800 esp	31	35	Equity method	Dec-31
SERVAIR SATS	PO Box 3 Singapoure Changi Airport 918141 SINGAPORE	Foreign	1 040 000 sgd	45	51	Fully consolidated	Dec-31
SERVANTAGE	12 chemin des glirettes 95000 Le Thillay	424 657 179	37 500 €	88	100	Fully consolidated	Dec-31
SESAL	Aéroport Léon Mba PO Box 20303 Libreville - GABON	Foreign	250 000 000 cfa	35	40	Equity method	Dec-31

SCOPE OF CONSOLIDATION (continued)

	Address	Siren	Stock	% Holdin	% Control	Method	Year end
SOCIETE IMMOBILIERE AEROPORTUAIRE	4 place de Londres Roissypole BP 10701 95726 Roissy CDG Cedex	722 003 795	1 905 000 €	88	100	Fully consolidated	Dec-31
SKYCHEF	International Airport PO Box 450 Victoria - Point Larue Mahé - SEYCHELLES	Foreign	312 500 scr	48	55	Fully consolidated	Mar-31
SKYLOGISTIC	BP 121 69125 Lyon St Exupéry Aéroport	423 049 089	37 500 €	88	100	Fully consolidated	Dec-31
SOGRI	Aéroport de Cayenne Rochambeau 97351 Matoury	320 750 763	225 000 €	85	97	Fully consolidated	Dec-31
SORI	Zone de fret Nord Aéroport Pôle Caraïbes 97139 Abymes	322 055 187	50 000 €	44	50	Fully consolidated	Dec-31
SPECIAL MEALS CATERING	16 rue de la Grande Borne 77990 Le Mesnil Amelot	429 627 474	7 500 €	88	100	Fully consolidated	Dec-31

RESULTS AT JUNE 30, 2002

(in millions of euros)		3 months ended June 30 2002	3 months ended June 30 2001	change	12 months ended March 31 2002	12 months ended March 31 2001	change
Total operating revenue		**3 315**	3 374	-1.7%	**12 528**	12 280	2.0%
EBITDAR		**539**	557	-3.2%	**1 650**	1 610	2.5%
As a percentage of operating revenue	%	***16.3%***	*16.5%*		***13.2%***	*13.1%*	
Operating income		**165**	253	-34.8%	**235**	443	-47.0%
As a percentage of operating revenue	%	***5.0%***	*7.5%*		***1.9%***	*3.6%*	
Net income (loss)		**159**	195	-18.5%	**153**	421	-63.7%
As a percentage of operating revenue	%	***4.8%***	*5.8%*		***1.2%***	*3.4%*	
(in euros) Earnings per share		**0.72**	0.89		**0.69**	1.91	-63.8%

(in millions)		3 months ended June 30 2002	3 months ended June 30 2001	12 months ended March 31 2002	12 months ended March 31 2001
Number of outstanding shares		**219.8**	219.8	**219.8**	219.8

AIR FRANCE

CONSOLIDATED INCOME STATEMENT

(In EUR millions)	First quarter ended 06.30.2002	06.30.2001	Variation	
Operating revenues				
Scheduled passenger	2 554	2 569	(15)	-0.6%
Other air transport operations	202	251	(49)	-19.5%
Total Passenger	*2 756*	*2 820*	*(64)*	*-2.3%*
Cargo	333	317	16	5.0%
Other cargo revenues	43	53	(10)	-18.9%
Total Cargo	*376*	*370*	*6*	*1.6%*
Maintenance	149	145	4	2.8%
Others	34	39	(5)	-12.8%
Total operating revenues	**3 315**	**3 374**	**(59)**	**-1.7%**
Operating charges				
Aircraft fuel	(353)	(392)	39	-9.9%
Chartering costs	(103)	(192)	89	-46.4%
Landing fees & en route charges	(242)	(225)	(17)	7.6%
Catering	(84)	(91)	7	-7.7%
Handling charges & other operating costs	(187)	(193)	6	-3.1%
Aircraft maintenance costs	(166)	(156)	(10)	6.4%
Commercial & distribution costs	(305)	(309)	4	-1.3%
Other external expenses	(294)	(280)	(14)	5.0%
Salaries & related costs	(995)	(933)	(62)	6.6%
Taxes other than income tax	(47)	(46)	(1)	2.2%
Gross operating result before aircraft operating lease costs	**539**	**557**	**(18)**	**-3.2%**
Aircraft operating lease costs	(142)	(120)	(22)	18.3%
Gross operating result	**397**	**437**	**(40)**	**-9.2%**
Charge to depreciation/amortization, net	(239)	(224)	(15)	6.7%
Charge to operating provisions, net	(6)	(24)	18	-75.0%
Gain on disposal of flight equipment, net	13	58	(45)	-77.6%
Other income and charges, net	0	6	(6)	-100.0%
Operating income	**165**	**253**	**(88)**	**-34.8%**
Restructuring costs	**(12)**	**0**	**(12)**	**N.A.**
Financial income	13	18	(5)	-27.8%
Financial expenses	(44)	(48)	4	-8.3%
Foreign exchange gain (loss), net	30	(29)	59	-203.4%
Net (charge) release to provisions	(3)	(1)	(2)	200.0%
Net financial charges	**(4)**	**(60)**	**56**	**-93.3%**
Gain on disposals of subsidiaries and affiliates	4	0	4	N.A.
Pretax income (loss)	**153**	**193**	**(40)**	**-20.7%**
Income tax	(2)	(4)	2	-50.0%
Share in net income of equity affiliates	13	14	(1)	-7.1%
Amortization of goodwill	(4)	(3)	(1)	33.3%
Income (loss) before minority interests	**160**	**200**	**(40)**	**-20.0%**
Minority interests	(1)	(5)	4	-80.0%
NET INCOME (LOSS)	**159**	**195**	**(36)**	**-18.5%**

OPERATING STATISTICS

TRAFFIC AND CAPACITY	3 months ended June 30		
	2002	2001	change
PASSENGER OPERATIONS			
Air France (parent company)			
RPK (millions)	**24 435**	25 505	-4.2%
ASK (millions)	**31 687**	32 273	-1.8%
Passenger load factor (%)	**79.0%**	79.0%	
Regional subsidiaries			
RPK (millions)	**731**	603	21.3%
ASK (millions)	**1 175**	983	19.5%
Passenger load factor (%)	**62.2%**	61.3%	
Total Air France Group			
RPK (millions)	**25 166**	26 108	-1.2%
ASK (millions)	**32 862**	33 256	-3.6%
Passenger load factor (%)	**76.6%**	78.5%	
CARGO OPERATIONS			
RTK (millions)	**1 385**	1 323	4.7%
ATK (millions)	**2 143**	2 073	3.3%
Cargo load factor (%)	**64.6%**	63.8%	

THE FLEET AT 30 JUNE 2002

AIR FRANCE FLEET

Type of aircraft	as at 31 March 2002		Entries	Retrials	as at 30 June 2002	
	TOTAL	*in operation*			TOTAL	*in operation*
Concorde	5	*4*			5	*4*
A340	22	*22*			22	*22*
A310	5	*-*		4	1	*-*
A330-200	5	*5*	1		6	*6*
B777-200	23	*23*	2		25	*24*
B747-400	13	*13*			13	*13*
B747-200/300	13	*13*			13	*13*
B747-200 Cargo	12	*12*			12	*12*
B767-300	5	*4*		1	4	*4*
Long-haul	**103**	***96***	**3**	**5**	**101**	***98***
A319	38	*38*	1		39	*39*
A320	61	*61*			61	*61*
A321	17	*15*		3	14	*14*
B737-300/500	36	*35*	0		36	*35*
Medium-haul	**152**	***149***	**1**	**3**	**150**	***149***
TOTAL	**255**	***245***	**4**	**8**	**251**	***247***

REGIONAL FLEET

BRIT AIR

Type of aircraft	TOTAL as at 31-03-02	*in operation*	Entries	Retrials	TOTAL as at 31-06-02	*in operation*
ATR42-300	4	*4*			4	*4*
ATR72-200	2	*2*		1	1	*1*
CRJ-100ER	20	*20*			20	*20*
CRJ-700	6	*6*	1		7	*7*
F100-100	8	*8*			8	*8*
TOTAL	**40**	***40***	**1**	**1**	**40**	**40**

CITY JET

Type of aircraft	TOTAL as at 31-03-02	*in operation*	Entries	Retrials	TOTAL as at 31-06-02	*in operation*
BAE148-200	11	*11*		1	10	*10*
TOTAL	**11**	***11***		**1**	**10**	***10***

REGIONAL

Type of aircraft	TOTAL as at 31-03-02	*in operation*	Entries	Retrials	TOTAL as at 31-06-02	*in operation*
BEECH1900-C	1	*-*			1	*-*
BEECH1900-D	16	*14*			16	*14*
EMB120-ER	18	*18*			18	*18*
EMB135-ER	9	*9*			9	*9*
EMB145-EU/MP	25	*25*			25	*25*
F100-100	3	*3*			3	*3*
SAAB 2000	8	*8*			8	*8*
TOTAL	**80**	***77***			**80**	***77***

TOTAL REGIONAL FLEET	**131**	***128***	**1**	**2**	**130**	**127**

AEROPOSTALE FLEET

Type of aircraft	TOTAL as at 31-03-02	*in operation*	Entries	Retrials	TOTAL as at 31-06-02	*in operation*
737-300	4	*0*		3	1	*0*
TOTAL	**4**	***0***		**3**	**1**	***0***